Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Telix Announces Board Renewal

Melbourne (Australia) and Indianapolis, IN (U.S.A.) – 26 February 2025. Telix Pharmaceuticals Limited (ASX: TLX, Nasdaq: TLX, Telix, the Company) today announces new Director appointments as part of a Board succession planning and renewal process.

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H Kevin McCann AO will retire as Non-Executive Director (NED) and Board Chairman on 21 May 2025, following Telix’s Annual General Meeting. Mr. McCann is Telix’s inaugural public company Chairman and has served since the Company’s listing on the ASX in November 2017. For close to eight years, Mr. McCann’s tireless service and strategic direction have been instrumental to Telix’s growth and success.

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Tiffany Olson will be appointed Board Chair following Mr. McCann’s retirement1. Ms. Olson was appointed as a NED in March 2022 and has deep experience in commercialization and corporate strategy in oncology, including in the radiopharmaceuticals sector. Ms. Olson is based in Indianapolis, Indiana, U.S.

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Marie McDonald will join the Board as NED, effective 3 March 2025 and, on appointment, will immediately succeed Mr. McCann as Chair of the People Committee2. Ms. McDonald, based in Melbourne, Australia, is an experienced Director of several ASX-listed life science companies including CSL and Nanosonics. She brings significant experience in financial markets, mergers and acquisitions, regulatory policy, remuneration, risk management and compliance. Ms. McDonald practised for 30 years as a commercial lawyer for law firm Ashurst Australia and was previously a long-serving member of the Australia Takeovers Panel.

The Board changes will support the Company’s growth trajectory, expanding global footprint and recent Nasdaq dual-listing. The Board continues to assess the skills and experience needed for strong stewardship and governance and intends to make an additional U.S.-based NED appointment in the near future.

Mr. McCann said, “It has been a great privilege to serve on the Telix Board and contribute to the Company’s success to date. I am grateful to Dr. Behrenbruch and my other fellow Directors for their invaluable support and dedication to Telix’s purpose. I am delighted that the Board has appointed Tiffany to succeed me in the role of Board Chair. She will bring radiopharmaceuticals expertise, energy and strategic insights to the role. Additionally, the appointment of high-caliber Director, Marie McDonald, enhances the diversity of experience within the Board.”

Ms. Olson said, “It is an honor to be succeeding Kevin as the next Chair of Telix. This is a dynamic company with a compelling combination of talent, pipeline and commercial track record, and has an exciting future. I look forward to continuing to work with my fellow Directors and the executive team as we deliver outcomes to patients and shareholders.”

Telix Group CEO and Managing Director, Dr. Christian Behrenbruch added, “We are immensely thankful for Kevin’s outstanding service to Telix as our inaugural Chairman. He has consistently stood for a high standard of corporate governance, a patient-centric company culture and a strong focus on shareholder value creation. Kevin has also been a personal mentor and supporter during a period of extremely rapid growth, for which I am personally grateful. I am very welcoming of Tiffany and Marie’s leadership and what it means for the future trajectory of Telix.”

About Telix Pharmaceuticals Limited
Telix is a biopharmaceutical company focused on the development and commercialization of therapeutic and diagnostic radiopharmaceuticals and associated medical technologies. Telix is headquartered in Melbourne, Australia, with international operations in the United States, Canada, Europe (Belgium and Switzerland), and Japan. Telix is developing a portfolio of clinical and commercial stage products that aims to address significant unmet medical needs in oncology and rare diseases. ARTMS, IsoTherapeutics, Lightpoint, Optimal Tracers and RLS are Telix Group companies. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (Nasdaq: TLX).
Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and SEC filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook.

Telix Investor Relations
Ms. Kyahn Williamson
Telix Pharmaceuticals Limited
SVP Investor Relations and Corporate Communications
Email: kyahn.williamson@telixpharma.com

This announcement has been authorised for release by the Telix Pharmaceuticals Limited Board of Directors.
Legal Notices
You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website.
The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification.  To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.
This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the anticipated benefits of Telix’s Board renewal, including changes to the composition of its Board and Committees; the initiation, timing, progress and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enrol and

1 Effective, 21 May 2025, immediately following Telix’s Annual General Meeting.
2 The Board will dissolve the People, Culture, Nomination and Remuneration Committee and establish a new People Committee and Nomination Committee, effective 3 March 2025. Once effective, Committee Charters will be available on Telix’s website.

successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialisation of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.
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